UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Closing of the Business Combination and Nasdaq Listing

On August 14, 2023, VinFast Auto Ltd. (“VinFast”) and Black Spade Acquisition Co (“Black Spade”) issued a joint press release announcing the completion of their previously announced business combination, pursuant to the Business Combination Agreement dated May 12, 2023 by and among VinFast, Black Spade and Nuevo Tech Limited, and the listing of VinFast’s ordinary shares and warrants on the Nasdaq Stock Market LLC (“Nasdaq”). Trading of VinFast’s ordinary shares and warrants on Nasdaq is expected to begin at market open on August 15, 2023 under the symbols “VFS” and “VFSWW”, respectively

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of VinFast and Black Spade, dated August 14, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VINFAST AUTO LTD.

Date: August 14, 2023	By:	/s/ Nguyen Thi Van Trinh
Name: Nguyen Thi Van Trinh
Title: Director